



Le Petit Paris 75 LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $124,000

Offering End Date: August 20, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Le Petit Paris 75 LLC

Founded: June 16, 2020

Address: 515 Broadway
San Francisco, CA 94133

Industry: Full-Service Restaurants

Employees: 5

Website: https://lppsf.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital and purchasing equipment
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,861 Followers





Business Metrics:

	FY22	FY23	YTD 5/31/2024
Total Assets	$228,726	$148,505	$205,475
Cash & Cash Equivalents	$187,554	$148,505	$205,475
Accounts Receivable	$0	$0	$0
Short-term Debt	-$110,424	$15,062	$23,200
Long-term Debt	$416,784	$0	$0
Revenue	$211,189	$319,454	$205,064
Cost of Goods Sold	$31,179	$64,936	$17,907
Taxes	$0	$0	$0
Net Income	$47,500	$69,124	$72,194

Recognition:

Le Petit Paris 75 LLC (DBA Paris 75) offers a diverse selection of live music and events. Immerse yourself in the smooth sounds of live Jazz performed by talented local musicians every Wednesday and Thursday or dance the night away to live DJs on Fridays and Saturdays and stand-up comedy on the last Sunday of each month.

About:

Le Petit Paris 75 LLC (DBA Paris 75) is a charming French lounge in the historic San Francisco neighborhood of North Beach. Le Petit Paris 75 means "little Paris," and the 75 refers to the iconic area of Paris. It opened in 2019 and offers a warm and inviting atmosphere. Guests can enjoy authentic French cocktails and excellent service.

For more information, contact our Customer Support Team at support@thesmbx.com

